INDEBTEDNESS OF MANAGEMENT

     The following Directors and Executive Officers of the Company were indebted to the Company, or its parent or subsidiaries, in amounts exceeding $60,000 during 1996.

            Date of             Largest Loan Balance     Present
Name        Loan                During 1996              Balance
G. Gordon
Symons      June 27, 1986       $148,000                 $148,000
            June 30, 1986       $200,000                 $200,000
            May 31, 1988        $ 52,729 (US)            $ 52,729 (US)

Alan G.
Symons      June 30, 1986       $ 48,172                 $ 29,772
            February 25,1988    $ 27,309 (US)            $ 27,309 (US)

Douglas H.
Symons      June 30, 1986       $ 15,000                 $ 15,000
            February 25, 1988   $  2,219 (US)            $  2,219 (US)

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     The foregoing loans to Messrs. G. Gordon Symons, Alan G. Symons and Douglas
H. Symons are on account of loans to purchase common stock of Goran. Such loans are collateralized by pledges of the common shares of Goran acquired and are payable on demand and are interest-free. In addition, G. Gordon Symons has an unsecured loan payable to Goran in the amount of $70,000 not relating to the purchase of common shares of Goran. This loan was taken out on January 2, 1988 and is payable on demand and is interest-free. Douglas H. Symons has a demand loan payable to the Company in the amount of $39,377 plus accrued interest of $21,169 collateralized by a second mortgage on his personal residence. Interest on this loan is prime plus 1%. In addition, the Company held a mortgage note of
G. Gordon Symons collateralized by a second mortgage on his personal residence. This mortgage loan was originally incurred on October 3, 1988 and when paid off in full during February of 1997, had a principal balance of $277,502.

     David L. Bates received a $100,000 relocation loan to facilitate his move to the Company's Indianapolis headquarters. This loan was repaid upon the closing of the sale of his former residence in February, 1996.

     Coincident with the closing of the Company's IPO, the Company retired an outstanding debt owing to Goran and its affiliates in the approximate amount of $7.5 Million. The Company incurred this debt in 1992 and, prior to its retirement, carried an interest rate of 10%.